SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Zhone Technologies Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98950P108
(CUSIP Number)

Clive D. Bode Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.        Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

__________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98950P108	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,378,436 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,378,436 (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,436 (See Items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (See Items 4 and 5)*
14	TYPE OF REPORTING PERSON (see instructions)* CO
*

The calculation is based on 151,070,297 shares of Zhone Common Stock (as defined below) outstanding as of July 31, 2009, which figure is based on information set forth in Zhone’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 7, 2009.

CUSIP No. 98950P108	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,378,436 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,378,436 (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,436 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (See Items 4 and 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*

The calculation is based on 151,070,297 shares of Zhone Common Stock (as defined below) outstanding as of July 31, 2009, which figure is based on information set forth in Zhone’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 7, 2009.

CUSIP No. 98950P108	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,378,436 (See Items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,378,436 (See Items 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,436 (See Items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (See Items 4 and 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*

The calculation is based on 151,070,297 shares of Zhone Common Stock (as defined below) outstanding as of July 31, 2009, which figure is based on information set forth in Zhone’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Securities and Exchange Commission on August 7, 2009.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 13, 2003 (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) by TPG Advisors II, Inc. with respect to Zhone Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being filed jointly by TPG Advisors II, Inc., a Delaware corporation (“Advisors”), David Bonderman and James G. Coulter (collectively, the “Reporting Persons”). The business address of each of the Reporting Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The principal business of Advisors is serving as the sole general partner of related entities engaged in making investments in securities of public and private companies.

Advisors is the sole general partner of each of TPG 1999 Equity Partners II, L.P. (“TPG 1999”) and TPG GenPar II, L.P. (“GenPar”), which is the sole general partner of each of TPG Partners II, L.P. (“Partners”), TPG Parallel II, L.P. (“Parallel”) and TPG Investors II, L.P. (“Investors”). Partners, Parallel, Investors and TPG 1999 are the sole members of TPG Zhone, L.L.C. (“TPG Zhone”, together with Partners, Parallel, Investors, TPG 1999, and GenPar, the “TPG Entities”). The Reporting Persons and the TPG Entities are hereinafter collectively referred to as the “TPG Parties.”

GenPar is a Delaware limited partnership whose principal business is serving as the general partner of related entities engaged in making investments in securities of public and private companies.

TPG Zhone is a Delaware limited liability company (of which the sole members are Partners, Parallel, Investors and TPG 1999), which was formed to effect the proposed transactions described under Item 4 below and to hold the securities of Zhone. TPG Zhone has not engaged in any activities other than those incident to its formation, such transactions and the holding and disposition of the securities of Zhone.

The present principal occupation or employment of Bonderman is as the Chairman of the Board and President of Advisors and other affiliated entities.

The present principal occupation or employment of Coulter is as a director and Vice President of Advisors and other affiliated entities.

The name, and present principal occupation or employment of each director, executive officer and controlling person of Advisors are listed on Schedule I hereto.

Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

During the last five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 10 Pages

Item 4.  Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following immediately after the second paragraph thereof:

Effective as of December 31, 2008, Mr. Coulter resigned from the Board of Directors and its committees. Since January 1, 2009, no officer or director of any of the TPG Parties or their affiliates has been an officer of Zhone or a member of Zhone’s Board of Directors or a committee thereof.

Since December 10, 2008, the Reporting Persons have not exercised, and have no intentions at any future time to exercise, any right to designate any nominee to Zhone’s Board of Directors or any other right with respect to Zhone’s Board of Directors.

In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional shares of Zhone Common Stock, economic interests in the shares of Zhone Common Stock or associated rights or securities exercisable for or convertible into shares of Zhone Common Stock, or dispose of some or all of Zhone Common Stock, based upon its ongoing evaluation of the Issuer, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 are incorporated herein by reference.

(a)-(b)     The following disclosure assumes that there are a total of 151,070,297 shares of Zhone Common Stock outstanding as of July 31, 2009, which figure is based on information set forth in Zhone’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the Commission on August 7, 2009.

The TPG Parties do not own any securities of Zhone except that, as of the date hereof, TPG Zhone and GenPar collectively own an aggregate of 7,378,436 shares of Zhone Common Stock directly, representing 4.9% of the outstanding Zhone Common Stock. As described in greater detail in Item 2 above, Advisors, through its affiliation with TPG Zhone and GenPar, may be deemed to beneficially own the shares of Zhone Common Stock directly owned by TPG Zhone and GenPar.

As described in greater detail in Item 2 above, David Bonderman and James G. Coulter are directors, officers and shareholders of Advisors. Therefore Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Zhone Common Stock directly owned by TPG Zhone and GenPar.

(c) From August 28, 2009 through September 9, 2009, TPG Zhone sold an aggregate of 1,593,168 shares of Zhone Common Stock in a series of transactions on the Nasdaq Global Market, as described in greater detail in Appendix A. The lowest and highest price per share of Zhone Common Stock at which the transactions were effected were $0.50 and $0.78 per share, respectively.

Except as described herein, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, has engaged in any transaction during the past 60 days involving any shares of Zhone Common Stock.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock referred to in this Item 5.

Page 6 of 10 Pages

(e) On September 8, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by inserting the following immediately after the third paragraph:

Effective as of December 31, 2008, Mr. Coulter resigned from the Board of Directors and its committees. Since January 1, 2009, no officer or director of any of the TPG Parties or their affiliates has been an officer of Zhone or a member of Zhone’s Board of Directors or a committee thereof.

Since December 10, 2008, the Reporting Persons have not exercised, and have no intentions at any future time to exercise, any right to designate any nominee to Zhone’s Board of Directors or any other right with respect to Zhone’s Board of Directors.

Item 7. Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by inserting the following at the end of Item 7 of the Schedule 13D:

Exhibit 4

Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

Exhibit 5

Authorization and designation letter dated September 1, 2009 authorizing Clive D. Bode and John E. Viola to sign on behalf of Mr. Bonderman (incorporated by reference to Exhibit 11 to the Schedule 13D filed on September 3, 2009 by TPG Advisors II, Inc., David Bonderman and James G. Coulter).

Exhibit 6

Authorization and designation letter dated September 1, 2009 authorizing Clive D. Bode and John E. Viola to sign on behalf of Mr. Coulter (incorporated by reference to Exhibit 12 to the Schedule 13D filed on September 3, 2009 by TPG Advisors II, Inc., David Bonderman and James G. Coulter).

Page 7 of 10 Pages

Schedule I.

This Amendment amends and supplements the Original Schedule 13D by attaching the following Schedule I to the Schedule 13D:

SCHEDULE I

The names of the directors and the names and titles of the executive officers of Advisors and their principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advisors and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board and President	301 Commerce Street, Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director and Vice President	301 Commerce Street, Suite 3300 Fort Worth, TX 76102
John E. Viola	Vice President and Treasurer	301 Commerce Street, Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President and Secretary	301 Commerce Street, Suite 3300 Fort Worth, TX 76102
Jonathan J. Coslet	Vice President	301 Commerce Street, Suite 3300 Fort Worth, TX 76102
David Reintjes	Chief Compliance Officer and Assistant Secretary	301 Commerce Street, Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street, Suite 3300 Fort Worth, TX 76102
Steven A. Willmann	Assistant Treasurer	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

Page 8 of 10 Pages

Appendix A.

This Amendment amends and supplements the Original Schedule 13D by attaching the following Appendix A to the Schedule 13D:

APPENDIX A

TRANSACTIONS IN SHARES OF ZHONE COMMON STOCK

DURING THE PAST 60 DAYS

Each of the sales identified below was conducted on behalf of TPG Zhone. All of the transactions were conducted on the Nasdaq Global Exchange through brokered transactions. If only one trade occurred on a day, the price per share is reflected in the Volume Weighted Average Price column.

Transaction Date	Number of Shares Sold	Highest Price per Share	Lowest Price per Share	Volume Weighted Average Price
August 28, 2009	238,703	$0.78	$0.59	$0.6364
August 31, 2009	304,300	$0.62	$0.55	$0.5612
September 1, 2009	92,065	$0.57	$0.55	$0.5561
September 2, 2009	284,200	$0.61	$0.55	$0.5809
September 3, 2009	272,700	$0.67	$0.56	$0.6046
September 4, 2009	132,600	$0.59	$0.55	$0.5644
September 8, 2009	132,300	$0.59	$0.55	$0.5612
September 9, 2009	136,300	$0.55	$0.50	$0.5217

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2009

TPG Advisors II, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

David Bonderman

By: /s/ Clive D. Bode
Name: Clive D. Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive D. Bode
Name: Clive D. Bode on behalf of James G. Coulter (2)

(1)

Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated September 1, 2009, which was previously filed with the Commission as an exhibit to Schedule 13D/A (SEC File No.: 005-30703) filed by TPG Advisors V, Inc., TPG Advisors VI, Inc., Mr. Bonderman and Mr. Coulter on September 3, 2009.

(2)

Clive D. Bode is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated September 1, 2009, which was previously filed with the Commission as an exhibit to Schedule 13D/A (SEC File No.: 005-30703) filed by TPG Advisors V, Inc., TPG Advisors VI, Inc., Mr. Bonderman and Mr. Coulter on September 3, 2009.

Page 10 of 10 Pages